UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FOXBY CORP.
Common Stock

46062H 10 0
CUSIP NUMBER

Richard J. Shaker
D. B. A. Shaker Financial Services
1094 Magothy Circle
Annapolis, Maryland 21401

August 2, 2004

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   [ X ]

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

           *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No.  46062H 10 0

_________________________________________________________________________________

1.         Name of Reporting Person and I.R.S. Identification Number

            Richard J. Shaker, DBA Shaker Financial Services
            IRS TIN 51-0434319

_________________________________________________________________________________

2.         Check the Appropriate Row if a member of a Group (See Instructions)

(a)

(b)

N/A

_________________________________________________________________________________

3.         SEC Use Only

_________________________________________________________________________________

4.         Source of Funds    WC (of accounts managed by Shaker Financial Services)

_________________________________________________________________________________

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

_________________________________________________________________________________

6.         Citizenship or Place of Organization            Richard J. Shaker is a U. S. citizen.

_________________________________________________________________________________

Number of                                7.                     Sole Voting Power       401,500
Shares Bene-                            ____________________________________
ficially Owned                           8.                     Shared Voting Power             0
by Each Reporting                     ____________________________________
Person With                              9.                     Sole Dispositive Power  401,500
                                                ____________________________________
                                                10.                    Shared Dispositive Power       0
                                                ___________________________________

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

Accounts managed by Richard J. Shaker, doing business as Shaker Financial Services, own 401,500 shares.   No additional shares are beneficially owned by Mr. Shaker, his relatives, or, to his knowledge, by any of his clients.

_________________________________________________________________________________

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A

_________________________________________________________________________________

13.        Percent of Class Represented by Amount in Row (11)

15.4%

_________________________________________________________________________________

14.        Type of Reporting Person                      IA

_________________________________________________________________________________

Item 1.                        Security and Issuer.

This Schedule 13D relates to the common stock of FOXBY CORP.  The address of the principal executive office of the Company is 11 Hanover Square, 12th floor, New York, NY  10005.

Item 2.                        Identity and Background.

            (a)        Name of Person Filing:
                        Richard J. Shaker, D.B.A. Shaker Financial Services

            (b)        Residence or Business Address:

                        1094 Magothy Circle
                        Annapolis, MD  21401

            The principal business office is:   Richard J. Shaker

            (c)        Present Principal Occupation:

            Shaker Financial, Inc. is a sole proprietorship formed for the purpose of managing investment portfolios.  Business is conducted from the office at 1094 Magothy Circle, Annapolis, MD  21401.

            (d)        Criminal Proceedings:

            During the past five years, Richard J. Shaker has not been convicted in any criminal proceeding.

            (e)        Judgments and Final Orders:

            During the past five years, Richard J. Shaker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f)        Citizenship:   U. S.

Item 3.                        Source and Amount of Funds or other Consideration.

            The purchase cost of the 401,500 shares of FOXBY Corp. in accounts managed by Shaker Financial Services was $938,793.  These funds were available in the accounts from direct contributions or sale of previously held investments.  No borrowing from a third party was necessary to obtain funds for the purchases.

Item 4.                        Purpose of Transaction.

Shares were purchased in the normal course of business for investment, with the goal of obtaining a fair return.

Item 5.                        Interest in Securities of the Issuer.

            (a)        The aggregate number of shares of the common stock of FOXBY Corp. owned by accounts managed by Shaker Financial Services for the purposes of this Statement is 401,500 shares representing approximately 15.4% of the outstanding shares of common stock of FOXBY Corp.

            (b)        The number of shares of the common stock of FOXBY Corp. as to which Shaker Financial Services has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 401,500 shares of the common stock.  The number of shares of the common stock of FOXBY Corp. as to which Shaker Financial Services has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition is 0 shares of the common stock of FOXBY Corp.

            (c)        During the period June 1, 2004 through August 2, 2004, Shaker Financial Services purchased 33,600 shares and sold 29,800 shares of FOXBY Corp. for accounts that it manages.  The transactions are itemized below, with P indicating purchase, S sale.

            Date                 P/S       Number of Shares         Price Per Share ($)             Total Cost

            June 3               S          5,000                            2.15                              10,750

            June 10             P          5,000                            2.15                              10,750

            June 10             P          5,000                            2.17                              10,850

            June 14             S        15,000                             2.133                            32,000

            July 1                S          2,100                            2.16                                4,536

            July 8                S          7,700                            2.21                              17,017

            July 14              B        15,000                            2.11                              31,650

            July 20              B          5,200                            2.15                              11,180

            July 22              S          1,600                            2.16                                3,456

            July 23              B            600                             2.16                                1,296

            July 30              B          1,200                            2.13                                2,556

            TOTAL            P        33,600                            2.13506 (av)                  71,738

            TOTAL            S        29,800                             2.15783 (av)                  64,303

            (d)  N/A

            (e)  N/A

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships between Richard J. Shaker D.B.A. Shaker Financial Services and any person with respect to any securities of Shaker Financial Services, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.                        Material to be Filed as Exhibits.

            On August 4, I filed with the SEC a preliminary proxy, nominating a slate of candidates for the board of directors to be elected on September 7, 2004.  I also submitted a proposal recommending that the board pursue liquidation or a merger into an open-end fund.  The preliminary proxy is available on EDGAR.  I also notified the officers of Foxby Corp. of that action with the following letter:

SFS  SFS  SFS  SFS  SFS  SFS  SFS  SFS  SFS  SFS  SFS  SFS

 1094 Magothy Circle
 Annapolis, MD  21401-5025
 sfs@ix.netcom.com; 410-626-7914

                                                                                                                August 4, 2004

Thomas B. Winmill, Esq.
President, CEO and General Counsel
Foxby Corp.
11 Hanover Square
New York, NY 10005

Dear Mr. Winmill:

My clients and I are beneficial stockholders of Foxby Corp. (the “Fund”).  I am concerned about the Fund’s poor long and short term performance (NAV per share down from $2.82 on February 9, 2004 to 2.55 recently), its persistent discount to net asset value, its extraordinarily high 4.4% expense ratio and the poor liquidity of its shares.

In addition, I am concerned that the board has unilaterally adopted numerous bylaws whose primary purpose appears to be to interfere with the shareholders’ franchise rights.  These measures include preclusive and inequitable “qualifications” for nominees by shareholders, a preclusive and inequitable standard for electing directors (80% of the Fund’s outstanding shares is required for a challenger’s election but just a plurality for an incumbent) and a provision that purports to bar a shareholder from bringing a lawsuit to challenge the results of an election without approval by the board.

On July 23, 2004, the Fund filed a definitive proxy statement for the annual meeting indicating that the board recently adopted yet another powerful entrenchment measure – a staggered board of directors consisting of five classes.

In light of these concerns and the Fund’s very small size (NAV of less than $7 million), I have concluded that the shareholders would be best served if the Fund liquidated or merged with an open-end fund. Therefore, I intend to (1) submit a proposal at the upcoming annual meeting recommending that the board pursue liquidation or a merger into an open-end fund and (2) nominate candidates for election as director who will abide by the shareholders’ wishes.  In this connection, I filed preliminary proxy materials today with the SEC, a copy of which is enclosed.

I believe each bylaw adopted by the board whose primary purpose is to interfere with the shareholders’ voting rights is a breach of fiduciary duty and therefore invalid.   If the board attempts to enforce any such bylaw, I may a file a lawsuit.  I realize that in 2002, the board of directors also adopted a bylaw that requires advance notice of any proposal intended to be submitted for a vote at the annual meeting.  However, courts have ordered that an advance notice bylaw must be waived when a material event occurs after the deadline specified in the bylaw.  See Hubbard v. Hollywood Park Realty Enterprises, 1991 WL 3151, (Del. Ch. 1991).   I believe the board’s unilateral decision to increase the number of classes of directors from four to five is such a material event that requires the board to waive the Fund’s advance notice requirement.

Please contact me if you need any additional information or wish to discuss this matter.

                                                                        Very truly yours,

                                                                        Richard J, Shaker

SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 5, 2004                         SHAKER FINANCIAL SERVICES

                                                            By:       /s/ Richard J. Shaker
                                                                        Richard J. Shaker, Shaker Financial Services